[BIOMIMETIC THERAPEUTICS, INC. LETTERHEAD OMITTED]

February 5, 2007

VIA ELECTRONIC MAIL AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:  Tom Jones

Re:

BioMimetic Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-139291)

Acceleration Request

Ladies and Gentlemen:

BioMimetic Therapeutics, Inc., (the “Company”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 P.M., eastern standard time, on February 7, 2007, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from is full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anna T. Pinedo of Morrison & Foerster LLP with any questions or comments at 212-468-8179.  Thank you for your assistance with this filing.

Sincerely yours,

BIOMIMETIC THERAPEUTICS, INC.

By:

/s/ Earl Douglas

Earl Douglas

General Counsel

cc: Morrison & Foerster LLP

Deutsche Bank Securities Inc.

60 Wall Street, 43rd Floor

New York, NY  10005

February 5, 2007

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:

Tom Jones
Division of Corporation Finance

Re:

BioMimetic Therapeutics, Inc. - Form S-1 Registration Statement (File No. 333-139291)

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned representatives (the “Representatives”) of the several underwriters hereby join in the request of BioMimetic Therapeutics, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended (the “Securities Act”), at 4:30 p.m., Eastern Standard Time, on February 7, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act and Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended (the “Securities Exchange Act”) regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)

A preliminary prospectus, dated February 2, 2007 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)

The distribution of the Preliminary Prospectus commenced on February 2, 2007.

(iii)

Approximately 180 copies of the Preliminary Prospectus were distributed to underwriters, institutional investors, dealers and others.

The Representatives are aware of their obligations under the Securities Act and the Securities Exchange Act.  Each of the underwriters will comply with the provisions of Rule 15c2-8.

Very truly yours,

Deutsche Bank Securities Inc.
Pacific Growth Equities, LLC
First Albany Capital Inc.
A.G. Edwards & Sons, Inc.

as the Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Bradley S. Miller
Name: Bradley S. Miller
Title: Managing Director

PACIFIC GROWTH EQUITIES, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Head of Investment Banking

FIRST ALBANY CAPITAL INC.

By:	/s/ Jeffrey G. Barlow
Name: Jeffrey G. Barlow
Title: Managing Director

A.G. EDWARDS & SONS, INC.

By:	/s/ Gian Cavallini
Name: Gian Cavallini
Title: Director, Investment Banking